UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.         )*

Ecolocap Solutions Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

27888A206

(CUSIP Number)

January 30, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

P No. 27888A206		13G

1.	Name of Reporting Person LRS Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 538,272,746(1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 13.8%

12.	Type of Reporting Person OO

(1)  All share amounts report in this Schedule 13G are based upon 3,902,477,140 shares of common stock outstanding (composed of (i) 3,364,204,664 shares of common stock outstanding as of  January 13, 2017 (according to a report from the Issuer’s stock transfer agent, Pacific Stock Transfer Company dated January 13, 2017) and (ii) 538,272,746 shares of common stock issuable upon exercise of certain warrants held by the Reporting Persons).

SIP No. 27888A206		13G

1.	Name of Reporting Person Lakeshore Recycling Systems, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 538,272,746

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 13.8%

12.	Type of Reporting Person OO

P No. 27888A206			13G

Item 1(a)		Name of Issuer Ecolocap Solutions Inc.
Item 1(b)		Address of Issuer’s Principal Executive Offices 1250 S. Grove Avenue, Suite 308, Barrington, Illinois 60010

Item 2(a)

Name of Person Filing
This Schedule 13G is being filed jointly by LRS Holdings, LLC and its wholly-owned subsidiary Lakeshore Recycling Systems, LLC with respect to warrants to purchase shares of common stock of the above-named issuer held by Lakeshore Recycling Systems, LLC.

Item 2(b)		Address of the Principal Office or, if none, Residence Each Reporting Person’s address of its principal office is 6132 Oakton Street, Morton Grove, IL 60053
Item 2(c)		Citizenship Each Reporting Person is a Delaware limited liability company
Item 2(d)		Title of Class of Securities Common Stock, $0.0001 par value per share
Item 2(e)		CUSIP Number 27888A206

Item 3	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: .

CUSIP No. 27888A206			13G

Item 4.	Ownership.
A.	LRS Holdings, LLC
	(a)	Amount beneficially owned: 538,272,476
	(b)	Percent of class: 13.8%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 0
		(ii)	Shared power to vote or to direct the vote: 538,272,476
		(iii)	Sole power to dispose or to direct the disposition of: 0
		(iv)	Shared power to dispose or to direct the disposition of: 538,272,476
B.	Lakeshore Recycling Systems, LLC
	(a)	Amount beneficially owned: 538,272,476
	(b)	Percent of class: 13.8%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 0
		(ii)	Shared power to vote or to direct the vote: 538,272,476
		(iii)	Sole power to dispose or to direct the disposition of: 0
		(iv)	Shared power to dispose or to direct the disposition of: 538,272,476

CUSIP No. 27888A206	13G

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8	Identification and Classification of Members of the Group.
Not applicable.

Item 9	Notice of Dissolution of Group
Not applicable.

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2017

LRS HOLDINGS, LLC

By:	Alan T. Handley
Alan T. Handley, Chief Executive Officer

LAKESHORE RECYCLING SYSTEMS, LLC

By:	Alan T. Handley
Alan T. Handley, Chief Executive Officer